EXHIBIT 99.3

Announcement of Completion of the Primary Offering of

Common Shares Issued by

PERDIGÃO S.A.

A PUBLICLY HELD COMPANY

CNPJ/MF Nº 01.838.723/0001-27

AV. ESCOLA POLITÉCNICA, 760

SÃO PAULO – SP

ISIN CODE: BRPRGAACNOR4

PERDIGÃO S.A. (“Company”) and Banco de Investimentos Credit Suisse (Brasil) S.A. (“CS” or “Lead Underwriter”) announce the completion of the primary offering of 20,744,200  common shares issued by the Company (“Offering”), all of which with no par value and in book-entry form, free and clear of any encumbrances, (“Shares”), at the price of R$45.00 per share. The Offering was comprised of a public offering of the Shares in the non-organized over-the-counter market in Brazil and the private placement of the Shares in countries other than Brazil on a best efforts basis.  This Offering was carried out under investment mechanisms regulated by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (“CVM”), and in reliance upon Regulation S or under transactions exempt from, or not subject to, registration requirements of the Securities Act of 1933, as amended.

The Offering initially comprised the primary offering of 20,000,000 Shares issued by the Company. In addition, on January 11, 2008, the Lead Underwriter partially exercised its greenshoe option granted by the Company for the offering of an additional lot of 744,200 Shares (“Additional Shares”), for the purpose of meeting the excess demand identified during the course of the Offering.

Taking into account the subscription of the amount of Shares initially offered and the Additional Shares, 20,744,200 Shares were distributed, amounting to a total of

R$933,489,000.00

The terms and conditions for the distribution of the Shares issued by the Company in the Offering, with the exclusion of preemptive rights to the current shareholders of the Company, were approved at the Board of Directors’ meeting held on October 30, 2007, the minutes of which were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and in the newspaper Valor Econômico, both on November 13, 2007, and which re-ratified the Board of Directors’ meeting held on December 2, 2007, published in the newspaper, Valor Econômico on December 3, 2007 and in the Diário Oficial do Estado de São Paulo on December 4, 2007.  The price per share, the amount of Shares to be issued and the increase in the Company’s capital stock were approved at the Board of Directors’ meeting held on December 12, 2007, the minutes of which were published in the newspaper Valor Econômico on December 13, 2007 and in the Diário Oficial do Estado de São Paulo on December 14, 2007.  The increase in the Company’s capital stock, pursuant to the partial exercise of the option for Additional Shares, was approved at the Company’s Board of

Directors’ meeting held on January 14, 2008, the minutes of which were published in the newspaper Valor Econômico and in the Diário Oficial do Estado de São Paulo, both on January 16, 2008.

Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, pursuant to the Price Stabilization of Common Shares Agreement executed with the Company on December 12, 2007, announces that, in connection with stabilization activities, 2,255,800 common shares issued by the Company were purchased and no shares of the Company were sold.

The Offering was filed with the CVM and registered under No. CVM/SRE/REM/2007/069 on December 13, 2007.

The depositary institution for the shares is Banco Itaú S.A.

The table below provides information about the placement of the Shares and the Additional Shares:

	Number of subscribers/ purchasers	Quantity of common shares issued by the Company
Individuals	13,888	2,097,932

Investment clubs	104	172,711

Investment funds	365	5,971,411

Private pension funds	92	7,091,176

Insurance companies	—	—

Foreign investors	68	6,089,170	*

Institutions participating in the Offering	1	10,000

Financial institutions affiliated with the Company and/or institutions participating in the Offering	—	—

Other financial institutions	3	214,000

Other corporate entities affiliated with the Company and/or the institutions participating in the Offering	—	—

Other corporate entities	166	1,263,600

Partners, managers, employees, staff and other persons related to the Company and/or the institutions participating in the Offering pursuant to Article 34 of CVM Instruction 400	—	—

Subtotal	14,687	23,000,000

Purchase of common shares in accordance with the stabilization activities	1	(2,255,800)

Total	14,688	20,744,200

* Includes 830,000 shares acquired by Credit Suisse Securities (Europe) Limited as hedge for equity derivatives operations executed overseas.

This Announcement is exclusively for information purposes and should not be construed as an offering for the sale of securities.

This Announcement does not constitute an offering for the sale of Shares in the United States of America or in any other jurisdiction in which the sale is prohibited, no registration of the Offering or the Shares has been made nor will be made with the Securities and Exchange Commission or any other capital markets regulatory agency or governmental body of any other country, other than in Brazil. The offering or sale of securities in the United States or to persons defined as U.S. persons in the absence of registration or exemption from registration pursuant to the Securities Act of 1933, as amended, is not allowed.

Lead Underwriter

Co-Managers

Participating Brokers